Profit and Loss

EW by the Glass, LLC
January 1-May 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
Sales	74,807.03
Total for Income	**$74,807.03**
Cost of Goods Sold	
Cost of goods sold	25,081.42
Total for Cost of Goods Sold	**$25,081.42**
Gross Profit	**$49,725.61**
Expenses	
Advertising & marketing	2,519.50
Business Licensing Fees	1,744.87
General business expenses	0
Bank fees & service charges	31.00
Memberships & subscriptions	224.17
Total for General business expenses	**$255.17**
Insurance	0
Business insurance	6,811.78
Total for Insurance	**$6,811.78**
Legal & accounting services	2,521.15
Meals	520.82
Music Subscription	112.11
Office expenses	0
Merchant account fees	18.27
Printing & photocopying	256.19
Shipping & postage	42.60
Software & apps	1,136.24
Total for Office expenses	**$1,453.30**
Payroll expenses	$338.00
Salaries & wages	38,638.00
Total for Payroll expenses	**$38,976.00**
Payroll Tax	19,735.72
Rent	8,086.96
Repairs & maintenance	35.70
Supplies	$2,149.11
Supplies & materials	417.73
Total for Supplies	**$2,566.84**
Taxes paid	902.00

Profit and Loss

EW by the Glass, LLC

January 1-May 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Utilities	0
Internet & TV services	419.16
Total for Utilities	**$419.16**
Total for Expenses	**$86,661.08**
Net Operating Income	**-$36,935.47**
Other Income	
Interest earned	14.69
Total for Other Income	**$14.69**
Other Expenses	
Depreciation expenses	5,131.36
Total for Other Expenses	**$5,131.36**
Net Other Income	**-$5,116.67**
Net Income	**-$42,052.14**

Balance Sheet

EW by the Glass, LLC
As of May 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
BUSINESS CHOICE CHECKING - 1	-203,462.74
BUSINESS SHARE - 1	-1,196.78
BUS PERFORMANCE MONEY MARKET - 1	211,922.78
Total for Bank Accounts	**$7,263.26**
Accounts Receivable	
Other Current Assets	
Inventory	17,082.60
Total for Other Current Assets	**$17,082.60**
Total for Current Assets	**$24,345.86**
Fixed Assets	
Accumulated depreciation	-23,864.34
Furniture & fixtures	21,957.68
Improvements	130,169.99
Tools, machinery, and equipment	155,754.24
Total for Fixed Assets	**$284,017.57**
Other Assets	
Licenses held	7,386.00
Non-current Asset	
Security deposits	18,000.00
Total for Other Assets	**$25,386.00**
Total for Assets	**$333,749.43**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	6,278.00
Total for Accounts Payable	**$6,278.00**
Credit Cards	
VISA BUSINESS - 1	6,876.81
Total for Credit Cards	**$6,876.81**
Other Current Liabilities	
Total for Current Liabilities	**$13,154.81**
Long-term Liabilities	
Long-term loans from shareholders	92,500.00
Total for Long-term Liabilities	**$92,500.00**
Total for Liabilities	**$105,654.81**

Balance Sheet

EW by the Glass, LLC

As of May 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Equity	
Retained Earnings	-73,854.92
Net Income	-42,052.14
Opening balance equity	204,501.68
Shareholders' equity	139,500.00
Total for Equity	**$228,094.62**
Total for Liabilities and Equity	**$333,749.43**

Statement of Cash Flows

EW by the Glass, LLC

January 1-May 31, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-42,052.14
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accumulated depreciation	12,828.40
Inventory	-1,679.95
Long-term loans from shareholders	17,500.00
Non-current Asset	
VISA BUSINESS - 1	6,876.81
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$35,525.26**
Net cash provided by operating activities	**-$6,526.88**
INVESTING ACTIVITIES	
Furniture & fixtures	-444.58
Tools, machinery, and equipment	-157.62
Net cash provided by investing activities	**-$602.20**
FINANCING ACTIVITIES	
Opening balance equity	-57.41
Shareholders' equity	500.00
Net cash provided by financing activities	**$442.59**
NET CASH INCREASE FOR PERIOD	**-$6,686.49**
Cash at beginning of period	**$13,949.75**
CASH AT END OF PERIOD	**$7,263.26**